

SECU 05043783 SSION


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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8-65995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2004 (MM/DD/YY) AND ENDING March 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific International Securities (U.S.) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 - 666 Burrard Street
(No. and Street)

Vancouver	BC	V6C 3N1
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

D. Andrew Murray (604) 664-3665
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore Stephens Ellis Foster Ltd. Chartered Accountants
(Name – *if individual, state last, first, middle name*)

1650 West 1st Avenue	Vancouver	BC	V6J 1G1
(Address)	(City)	(State)	(Zip Code)

PROCESSED
AUG 10 2005
THOMSON FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, D. Andrew Murray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific International Securities (U.S.) Inc., as of March 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



Notary Public

Richard W. Thomas
Barrister & Solicitor
(604) 664-3617

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PACIFIC INTERNATIONAL SECURITIES (U.S.) INC.

Financial Statements
(U.S. Dollars)

March 31, 2005 and 2004

Index

MOORE STEPHENS
ELLIS FOSTER LTD.
CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, B.C., Canada V6J 1G1
Telephone: (604) 737-8117 Facsimile: (604) 714-5916

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of

Pacific International Securities (U.S.) Inc.

We have audited the statements of financial condition of **Pacific International Securities (U.S.) Inc.** as at March 31, 2005 and 2004 and the statements of income, changes in stockholder's equity, and changes in financial condition for the year ended March 31, 2005 and the period from December 2, 2003 to March 31, 2004. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Pacific International Securities (U.S.) Inc. became a registrant with the National Association of Securities Dealers, Inc. (the "NASD") on December 2, 2003. In accordance with the filing requirements of the NASD, comparative period financial statements are presented for the period commencing from the registration date to its fiscal year-end (note 2).

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2005 and 2004 and the results of its operations, and changes in financial condition, for the year ended March 31, 2005 and the period from December 2, 2003 to March 31, 2004 in accordance with generally accepted accounting principles except as noted above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 to 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moore Stephens Ellis Foster Ltd.

Vancouver, Canada
April 27, 2005

Chartered Accountants

PACIFIC INTERNATIONAL SECURITIES (U.S.) INC.

Statement of Financial Condition
March 31, 2005 and 2004
(U.S. Dollars)

		2005		2004
ASSETS				
Cash	$	2,366,416	$	1,425,910
Accounts receivable (note 6)		210,315		23,200
Due from clients		-		763,242
Due from broker and dealer (note 6)		387,179		467,315
Total assets	$	2,963,910	$	2,679,667
LIABILITIES AND STOCKHOLDER'S EQUITY				
Current				
Accounts payable and accrued liabilities (note 6)	$	8,512	$	15,901
Due to clients		387,179		467,315
Due to broker and dealer (note 6)		-		763,242
Income taxes payable		234,957		70,600
Total liabilities		630,648		1,317,058
Stockholder's equity				
Common stock (note 5)		1,225,100		1,225,100
Retained earnings		1,108,162		137,509
Total stockholder's equity		2,333,262		1,362,609
	$	2,963,910	$	2,679,667

Approved by the Directors:  Director  Director

PACIFIC INTERNATIONAL SECURITIES (U.S.) INC.

Statement of Income
Year Ended March 31, 2005 and Period from December 2, 2003 to March 31, 2004 (note 2)
(U.S. Dollars)

	Year Ended March 31, 2005	Period from December 2, 2003 to March 31, 2004
Income		
Institutional sales	$ 1,641,368	$ 203,261
Private placements	1,333,822	882,203
Interest	28,078	2,954
Other	154,109	-
	3,157,377	1,088,418
Variable compensation	1,186,748	505,981
Contribution to overhead	1,970,629	582,437
Expenses		
Advertising, entertainment and promotion	1,640	2,452
Audit and legal	50,418	208,580
Clearing fees (note 6)	239,079	72,314
Data processing	32,337	2,298
Memberships	25,251	25,572
Miscellaneous	3,910	12,308
Postage, stationary and office	4,789	8,082
Premises rental (note 6)	49,877	7,954
Research fees (note 6)	234,860	28,425
Trading fees (note 6)	64,596	8,121
	706,757	376,106
Income before income taxes	1,263,872	206,331
Income taxes	293,219	69,565
Net income for the year	$ 970,653	$ 136,766

PACIFIC INTERNATIONAL SECURITIES (U.S.) INC.

Statement of Changes in Financial Condition
Year Ended March 31, 2005 and Period from December 2, 2003 to March 31, 2004 (note 2)
(U.S. Dollars)

	Year Ended March 31, 2005	Period from December 2, 2003 to March 31, 2004
Cash flows from operating activities		
Net income for the year	$ 970,653	$ 136,766
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in accounts receivable	(187,115)	(23,200)
Decrease (increase) in amounts due from clients	763,242	(763,242)
Decrease (increase) in amounts due from broker and dealer	80,136	(467,315)
(Decrease) increase in accounts payable and accrued liabilities	(7,389)	15,901
(Decrease) increase in amounts due to clients	(80,136)	467,315
(Decrease) increase in amounts due to broker and dealer	(763,242)	763,242
Increase in income taxes payable	164,357	70,600
Net cash provided by operating activities	940,506	200,067
Cash flows provided by financing activities:		
Issuance of share capital	-	1,000,000
Net increase in cash during the year	940,506	1,200,067
Cash position, beginning of year	1,425,910	225,843
Cash position, end of year	$ 2,366,416	$ 1,425,910
Supplemental disclosure:		
Interest recovered	$ (28,078)	$ (3,099)
Income taxes paid	$ 128,862	$ 1,035

PACIFIC INTERNATIONAL SECURITIES (U.S.) INC.

Statements of Changes in Stockholder's Equity
Year Ended March 31, 2005 and Period from December 2, 2003 to March 31, 2004 (note 2)
(U.S. Dollars)

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance at December 2, 2003	225,100	$ 225,100	$ 743	$ 225,843
Issuance of share capital	1,000,000	1,000,000	-	1,000,000
Net income, period ending March 31, 2004 (note 2)	-	-	136,766	136,766
Balance at March 31, 2004	1,225,100	1,225,100	137,509	1,362,609
Net income, year ending March 31, 2005	-	-	970,653	970,653
Balance at March 31, 2005	1,225,100	$ 1,225,100	$ 1,108,162	$ 2,333,262

(U.S. Dollars)

1. Nature of Operations

Pacific International Securities (U.S.) Inc. (the "Company") is a broker/dealer registered under the Securities Exchange Act of 1934 and incorporated under the laws of the Province of British Columbia, Canada on January 13, 2003.

2. Comparative Period Basis of Presentation

Pacific International Securities (U.S.) Inc. became a registrant with the National Association of Securities Dealers, Inc. (the "NASD") on December 2, 2003.

To the date of registration, the Company had earned $743 of interest revenue on $225,100 raised from the issuance of 225,100 common shares. NASD regulations require that these financial statements disclose the results of operations, changes in financial position and changes in stockholders' equity from the date of registration to the Company's period-end of March 31, 2004. Accordingly, the statements of income, changes in financial position and changes in stockholders' equity for the comparative period have been prepared for the period from December 2, 2003 to March 31, 2004 and report beginning retained earnings and share capital of $743 and $225,100 respectively.

3. Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

3. **Significant Accounting Policies** (continued)

(b) Revenue Recognition

Institutional sales revenue consists of revenue generated through commission-based brokerage services provided to institutional clients, recognized on a settlement date basis.

Private placements revenue consists of commissions earned on private placements of securities. Commissions earned on private placements of securities are recorded when the underlying transaction is substantially completed under the engagement terms and the related revenue is reasonably determinable.

Interest revenue consists of amounts earned paid on cash deposited in bank accounts. The interest is recognized as it is earned.

Other revenue consists primarily of foreign exchange gains from the conversion of monetary asset holdings to United States dollars.

(c) Foreign Currency Translation

Monetary asset and liability accounts denominated in foreign currencies are translated into United States dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses denominated in foreign currencies are translated at the exchange rate in effect at the transaction date. Gains and losses from currency translations are included in the determination of income for the year.

(d) Marketable Securities Transactions

Marketable securities transactions processed on behalf of the Company's clients and the related revenues and expenses are recorded on a settlement date basis.

4. Financial Instruments

In the normal course of business the Company utilizes certain financial instruments to manage its exposure to credit risk, market risk and foreign exchange risk.

(a) Credit Risk

The Company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in a financial loss to the Company. To minimize its exposure, the Company trades only for institutional investors, requires settlement of securities transactions on a delivery against payment basis, monitors credit exposures, and limits the total value of transactions with specific counterparties.

(b) Market Risk

Market risk is the risk that a change in market prices, interest rate levels, indices, liquidity and other market factors will result in losses.

The Company is exposed to market risk as a result of its dealing in equity securities. The Company mitigates its market risk exposure through controls to limit the concentration levels and capital usage within its accounts.

(c) Foreign Exchange Risk

Foreign exchange risk arises from the possibility that changes in the price of foreign currencies will result in losses. The Company hedges its exposure to US dollar foreign exchange risk but does not hedge its exposure to Canadian dollar foreign exchange risk.

(d) Fair Value of Financial Assets and Liabilities

The Company's financial instruments consist of cash, due from (to) clients, due from (to) broker and dealer, accounts receivable, accounts payable and accrued liabilities, and income taxes payable. The fair value of these financial instruments approximates their carrying values. It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.

(U.S. Dollars)

5. Common Stock

Authorized:

100,000,000 common shares without par value

Issued and outstanding:

		2005	2004
1,225,100	common shares	$ 1,225,100	$ 1,225,100

6. Related Party Transactions

During the year (period) ended March 31, 2005, the Company paid $538,535 (2004 - $108,860) in clearing, research, and trading fees and $49,877 (2004 - $7,954) in premises rental to its parent company, Pacific International Securities Inc.

At March 31, 2005, amounts due from(to) broker and dealer include $387,179 (2004 - $467,315) and $nil (2004 - $763,242) respectively due from(to) Pacific International Securities Inc.

At March 31, 2005, accounts receivable (payable) include $194,658 (2004 - $5,979) due from (to) Pacific International Securities Inc.

7. Concentrations

For the year ended March 31, 2005, three customers each of whom accounted for more than 10% of the Company's commission and private placement revenue, accounted for approximately $2,211,642 of commission and private placement revenue.

For the period ended March 31, 2004, two customers, each of whom accounted for more than 10% of the Company's Commission and private placement revenue, accounted for approximately $880,725 of commission and private placement revenue.

(U.S. Dollars)

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, which requires the maintenance of minimum net capital.

Pacific International Securities (U.S.) Inc. follows the primary (aggregate indebtedness) method under rule 15c3-1 with the K(2)(i) exemption which requires it to maintain minimum net capital equal to the greater of $100,000 and one-fifteenth of aggregate indebtedness (one-eighth of aggregate indebtedness in its first year of operations). The Company had net capital at March 31, 2005 of $2,039,878 (2004 - $1,299,021) representing an excess of $1,939,878 (2004 - $1,134,389) over the required minimum of $100,000 (2004 - $164,632).

SCHEDULE 1
FOCUS REPORT - PART I I A
Computation of Net Capital

As of 03 / 31 / 05

Firm Name : PACIFIC INTERNATIONAL SECURITIES (U.S.) INC. **Firm ID : 127404**

1	Total Ownership Equity (o /e)		2,333,262
2	Deduct o / e not allowable for net capital		
3	Total o / e qualified for net capital		2,333,262
4	Add:		
A	Allowable subordinated liabilities		
B	Other deductions or credits		
	Description	Amount	
	NASD Rule 3020 (b) (2)	(56,974)	
	Aged Fail to Deliver	(26,095)	(83,069)
5	Total cap & allowable subloans		2,250,193
6	Deductions &/or charges		
A	Total non-allowable assets		(210,315)
B	Secured demand note deficiency		
C	Cap charges for spot & commodity futures		
D	Other deductions & / or charges		
7	Other additions & / or allowable credits		
	Description	Amount	
8	Net capital before haircuts		2,039,878
9	Haircuts on securities:		
A	Contractual commitments		
B	Subordinated debt		
C	Trading and investment sec:		
	1 Exempted securities		
	2 Debt securities		
	3 Options		
	4 Other securities		
D	Undue concentration		
E	Other		
	Description	Amount	
10	Net Capital		2,039,878

SCHEDULE 1 (CONTINUED)
FOCUS REPORT - PART I I A
Computation of Net Capital

As of 03 / 31 / 05

Firm Name : PACIFIC INTERNATIONAL SECURITIES (U.S.) INC. **Firm ID : 127404**

11	Minimum net capital required (based on Aggregate Indebtedness)		42,043
12	Minimum Dollar Requirement		100,000
13	Net Cap reqmt (greater of line 11 or 12)		100,000
14	Excess Net Capital		1,939,878
15	Excess net cap @ 1000% (net cap - 10% of AI)		1,976,813

Computation of Aggregate Indebtedness

16	Total AI Liab from Statement of Financial Condition		630,648
17	Add:		
A	Drafts for immediate credit		
B	Mkt. val of sec borrowed where no equiv. value is paid or credited		
C	Other unrecorded amounts		
	Description	Amount	
19	Total Aggregate Indebtedness		630,648
20	Ratio of AI/NC		31%
21	Percentage of debt to debt equity		0%

SCHEDULE 2: Other Representations

As of 03 / 31 / 05

Firm Name: PACIFIC INTERNATIONAL SECURITIES (U.S.) INC. **Firm ID: 127404**

Schedule: Computation of determination of Reserve Requirements Pursuant to Rule 15c3-3

This particular schedule is not applicable to the above firm as at March 31, 2005.
Pacific International Securities (U.S.) Inc. is exempt from 15c3-3, due to the K(2)(i) exemption.
As a result, the schedule is not included as part of the annual audit report.

Schedule: Information Relating to the Possession or control Requirements under Rule 15c3-3

This particular schedule is not applicable to the above firm as at March 31, 2005.
Pacific International Securities (U.S.) Inc. is exempt from 15c3-3, due to the K(2)(i) exemption.
As a result, the schedule is not included as part of the annual audit report.

Schedule: Report Describing Any Material Inadequacies Found to Exist Since the Date of the Last Audit

This particular report is not applicable to the above firm as at March 31, 2005.
There have been no material inadequacies found to exist since the date of the last annual audit.

SCHEDULE 3: Reconciliation of Computation of Net Capital

As of 03 / 31 / 05

Firm Name: PACIFIC INTERNATIONAL SECURITIES (U.S.) INC. **Firm ID: 127404**

Net Capital per Firm (per March 31, 2005 Focus Report submitted April 25, 2005)		$ 2,094,839
Add:	Adjustment to NASD Rule 3020(b)(2)	443
Deduct:	Adjustment to income taxes payable	(55,404)
Net Capital per audited Computation of Net Capital at March 31, 2005 (and March 31, 2005 Focus Report submitted May 17, 2005)		2,039,878

The Board of Directors
Pacific International Securities (U.S.) Inc.
Vancouver, B.C.

In planning and performing our audit of the financial statements and accompanying information of Pacific International Securities (U.S.) Inc. (the "Company"), for the year ended March 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United

States of America. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate for the period ended March 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Vancouver, Canada
April 27, 2005

Chartered Accountants